UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36561

IMMUNE DESIGN CORP.

(Exact name of registrant as specified in its charter)

1616 Eastlake Ave. E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Immune Design Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IMMUNE DESIGN CORP.

Date: April 12, 2019	By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary

*

On April 2, 2019, pursuant to the Agreement and Plan of Merger, dated as of February 20, 2019, by and among Immune Design Corp. (the “Company”), Merck Sharp & Dohme Corp., a New Jersey corporation (the “Parent”) and Cascade Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), the Purchaser merged with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Parent.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.